LD Holdings Inc.
1070 Commerce Dr. Building 2, Suite 303
Perrysburg, Ohio 43551

Re:	Letter dated October 3, 2011
LD Holdings Inc.
Form 10K for the year ended December 31, 2010
Filed April 15, 2011
File No. 000-50584

Via E-Mail
Linda Cvrkel
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Dear Ms. Cvrkel,

The following is in response to your requests as outlined on the letter you sent to the company regarding LD Holdings future 10K filings.  If you should have any questions, please do not hesitate to contact me
Item 9A.- Controls and Procedures, page 8

1.
LD Holdings, Inc. will, in future 10K filings, include the exact disclosures required by Item 308(a) of regulation S-K of management’s report on internal control over financial reporting in accordance with Item 308(a) of Regulation S-K.

 Item 11. Executive Compensation, page 10

2.
While no Officer or Director was paid any cash compensation for 2009 or 2010, Mr. Ayling’s compensation was booked as an expense for the years 2009 and 2010 and also as a payable.  Mr. Ayling did not receive any cash or stock compensation during those years.

Financial Statements, page 15
Notes to Consolidated Financial Statements, page 21
4. Related Party Transactions, page 24

3.
The services that were performed in the normal course of business for LD Holdings were for business development consulting for Capital First Management, Inc.  The revenue recognition criteria met was under FASB ASC 605 which includes, but is not limited to, persuasive evidence of an arrangement; services have been rendered; the price of the service was determined and it is collectable.

6. Stockholders’ Impairment, page 25

4.
The company will revise future fillings to disclose the nature of facts and circumstances of any material issuances of common stock.  In 2009 and 2010, all stock issued was valued using the last closing price prior to the issuance of shares.  In 2011, 2,750,000 shares of common stock were issued for services using the last closing price prior to the issuance of shares.

9. Litigation, page 27

5.	We settled a lawsuit with John Leo for less than the amount that was accrued for interest. The amount that was accrued over the settlement amount was booked as a gain in 2010.

6.     Exhibit 31.1

-	SEE ATTACHED AMENDED EXHIBIT 31

LD Holdings is responsible for the adequacy and accuracy of the disclosure in its 10K filing.  The company appreciates any comments from the Commission that can help LD Holdings strengthen its disclosure requirements and understands that such comments are not to be relied on as a defense in any proceeding initiated by the Commission.

You may contact me at 419-873-1111 with any questions.

Sincerely,

John Ayling
Chief Executive Officer/Chief Accounting Officer

EXHIBIT 31

RULE 13a-14(a) CERTIFICATIONS

I, John R. Ayling, certify that:

1. I have reviewed this annual report on Form 10-K of LD Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal controls over financial reporting.

Date: January 12, 2012	/s/ John R. Ayling
John R. Ayling
Chief Executive Officer/Chief Accounting Officer